Term sheet
*To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 39-A-IV dated July 10, 2009*

**Term sheet to
Product Supplement No. 39-A-IV
Registration Statement No. 333-155535
Dated August 31, 2009; Rule 433**

JPMORGAN CHASE & CO.

Structured Investments

$
Upside Knock-Out Buffered Equity Notes Linked to the S&P 500® Index due December 9, 2010

General

- The notes are designed for investors who seek unleveraged exposure to any appreciation of the S&P 500® Index, without upside return enhancement, up to the Knock-Out Level of at least 140%* of the Initial Index Level. Investors should be willing to forgo interest and dividend payments and, under certain circumstances, be willing to lose up to 90% of their principal. If a Knock-Out Event occurs, investors should be willing to forgo any return above a fixed return of at least 9.75%** at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 9, 2010†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about September 4, 2009 and are expected to settle on or about September 10, 2009.
- **The terms of the notes as set forth in "Key Terms" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 39-A-IV, supersede the terms set forth in product supplement no. 39-A-IV. For example, your return on the notes will be limited to the Knock-Out Rate of at least 9.75%** if, on any trading day during the Monitoring Period, the closing level of the Index exceeds the Knock-Out Level. You will be subject to this capped return even though the Knock-Out Level, Knock-Out Rate and the associated Monitoring Period are not described in the accompanying product supplement no. 39-A-IV. Please also refer to "Supplemental Information" in this term sheet for additional information.**

Key Terms

Index: The S&P 500® Index ("SPX") (the "Index")

Upside Leverage Factor: 1.0. **There is no upside return enhancement.**

Payment at Maturity: ***If a Knock-Out Event has not occurred and the Ending Index Level is greater than the Initial Index Level***, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)

Assuming a Knock-Out Level of 140%, the maximum return on the notes will be 40%.*

If a Knock-Out Event has not occurred and the Ending Index Level is equal to or declines from the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity.

If a Knock-Out Event has not occurred and the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%)]

Under these circumstances, you could lose up to $900 per $1,000 principal amount note.

If a Knock-Out Event has occurred and the Ending Index Level is greater than or equal to the Initial Index or declines from the Initial Index Level by not more than 10%, your payment at maturity will be based on the Knock-Out Rate. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Knock-Out Rate)

If a Knock-Out Event has occurred and the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the sum of 10% and the Knock-Out Rate and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + Knock-Out Rate + 10%)]

*Under these circumstances, assuming a Knock-Out Rate of 9.75%**, you could lose up to $802.50 per $1,000 principal amount note.*

Knock-Out Event: A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the closing level of the Index is greater than the Knock-Out Level.

Knock-Out Level: An Index closing level equal to at least 140%* of the Initial Index Level.
* The actual Knock-Out Level will be set on the pricing date and will not be less than 140% of the Initial Index Level.

Knock-Out Rate: At least 9.75%**.
**The actual Knock-Out Rate will be set on the pricing date and will not be less than 9.75%.

Monitoring Period: The period from the pricing date to and including the Observation Date.

Buffer Amount: 10%, which results in a minimum payment of $100 per $1,000 principal amount note.

Index Return: $\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$

Initial Index Level: The closing level of the Index on the pricing date, which is expected to be on or about September 4, 2009.

Ending Index Level: The closing level of the Index on the Observation Date.

Observation Date: December 6, 2010†

Maturity Date: December 9, 2010†

CUSIP: 48123L6D1

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-A-IV.

Investing in the Upside Knock-Out Buffered Equity Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-A-IV and "Selected Risk Considerations" beginning on page TS-[2] of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today, and assuming a Knock-Out Level of 140%, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $15.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $15.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $20.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-174 of the accompanying product supplement no. 39-A-IV.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are __not__ guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

J.P.Morgan

August 31, 2009

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 39-A-IV and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-IV dated July 10, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-A-IV dated July 10, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002810/e35935-424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Terms of the Notes

The information set forth below supplements the information contained in the accompanying product supplement no. 39-A-IV.

- **CALCULATION AGENT** — In addition to the determinations that will be made by the calculation agent described under "General Terms of Notes — Calculation Agent" in the accompanying product supplement no. 39-A-IV, the calculation agent will also determine the closing level of the Index on each trading day during the Monitoring Period for purposes of determining whether a Knock-Out Event has occurred.

- **MARKET DISRUPTION EVENTS** — The market disruption events described under "General Terms of Notes — Market Disruption Events" may, among other things, prevent the calculation agent from determining the closing level of the Index on any trading day during the Monitoring Period for purposes of determining whether a Knock-Out Event has occurred.

- **DISCONTINUATION OF THE S&P 500® INDEX** — In addition to the determinations that will be made by the calculation agent in the event of a discontinuation of the Index or a successor index described under "Discontinuation of a Basket Index; Alteration of Method of Calculation" in the accompanying product supplement no. 39-A-IV, if the Index Sponsor discontinues publication of the Index prior to, and such discontinuation is continuing on, any trading day during the Monitoring Period and the calculation agent determines that no successor index is available on such trading day, or the calculation agent has previously selected a successor index and publication of the successor index is discontinued prior to, and such discontinuation is continuing on, any trading day during the Monitoring Period, the calculation agent will determine the closing level of the Index for such trading day in the manner described under "Discontinuation of a Basket Index; Alteration of Method of Calculation" in the accompanying product supplement no. 39-A-IV.

Selected Purchase Considerations

- **UNLEVERAGED APPRECIATION POTENTIAL IF A KNOCK-OUT EVENT HAS NOT OCCURRED** — If a Knock-Out Event has *not* occurred, the notes provide unleveraged exposure to any appreciation of the Index, without upside return enhancement, up to the Knock-Out Level of at least 140%* of the Index Level. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **POTENTIAL POSITIVE RETURN EVEN IF THE INDEX RETURN IS NEGATIVE** — If the closing level of the Index is greater than the Knock-Out Level of at least 140%* of the Index Level on any trading day during the Monitoring Period, a Knock-Out Event will occur and, so long as the Ending Index Level does not decline from the Initial Index Level by more than 10%, you will receive a fixed return at maturity equal to the Knock-Out Rate of at least 9.75%**. In addition, assuming a Knock-Out Rate of 9.75%**, if a Knock-Out Event has occurred, even if the Ending Index Level declines from the Initial Index Level by more than 10%, as long as the Ending Index Level has declined by less than 19.75% (the sum of the Buffer Amount and the Knock-Out Rate), you will still earn a positive, but variable, return at maturity that will be less than the Knock-Out Rate.

  * The Knock-Out Level will be set on the pricing date and will not be less than 140% of the Initial Index Level.

  **The Knock-Out Rate will be set on the pricing date and will not be less than 9.75%.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 10%. If a Knock-Out Event has *not* occurred and the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, under these circumstances, the notes will outperform the Index on the downside by virtue of the 10% buffer and you will receive a payment equal to at least $100 per $1,000 principal amount note at maturity, subject to the credit risk of JPMorgan Chase & Co. Assuming a Knock-Out Rate of 9.75%**, if a Knock-Out Event *has* occurred and the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 19.75% (the Buffer Amount plus the Knock-Out Rate), you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, the notes will outperform the Index on the downside by virtue of the 10% buffer and the Knock-Out Rate of at least 9.75%** and you will receive a payment equal to at least $197.50 per $1,000 principal amount note at maturity, subject to the credit risk of JPMorgan Chase & Co.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 39-A-IV.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-IV. Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we intend to treat, the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-A-IV dated July 10, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred, the Knock-Out Rate and whether, and the extent to which, the Index Return is positive or negative. Assuming a Knock-Out Rate of 9.75%**, if a Knock-Out Event *has* occurred, your investment will be exposed to any decline in the Ending Index Level, as compared to the Initial Index Level, beyond 19.75% (the Buffer Amount plus the Knock-Out Rate). If a Knock-Out Event has *not* occurred, your investment will be exposed to any decline in the Ending Index Level, as compared to the Initial Index Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.

- **THE "KNOCK-OUT" FEATURE WILL LIMIT YOUR RETURN ON THE NOTES** — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited by the Knock-Out Rate of the notes. The closing level of the Index will be measured on each trading day during the Monitoring Period in order to determine whether a Knock-Out Event has occurred. If a Knock-Out Event *has* occurred, the return on each $1,000 principal amount note will not be greater than $1,000 x the Knock-Out Rate of at least 9.75%**, regardless of the appreciation in the Index, which may be significant. Once a Knock-Out Event *has* occurred, your return on the notes will not exceed the Knock-Out Rate, even if the closing level of the Index on any trading day during the Monitoring Period subsequently decreases below the Knock-Out Level. In addition, if a Knock-Out Event *has* occurred, your return on the notes at maturity may be less than the return you would have received at maturity if a Knock-Out Event had not occurred. If a Knock-Out Event has *not* occurred and the Ending Index Level is greater than the Initial Index Level, your return on the notes would equal the Index Return (subject to the embedded maximum rate of at least 40%), which may yield a greater return on your investment than the Knock-Out Rate.

- **YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM RETURN OF 40% AT MATURITY** — Because a Knock-Out Event will occur if the Ending Index Level is greater than the Knock-Out Level of at least 140%* of the Initial Index Level, for each $1,000 principal amount note, your payment at maturity is subject to an embedded maximum return at maturity. Assuming a Knock-Out Level of 140% of the Initial Index Level, the maximum return on the notes will be 40% and the maximum payment at maturity will be $1,400 per $1,000 principal amount note.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood of the Index closing above the Knock-Out Level on any trading day during the Monitoring Period and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Over the past twelve months, the Index has experienced significant volatility.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX** — We are currently one of the companies that make up the Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - whether a Knock-Out Event has occurred;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1,000, a Knock-Out Level of 1,400 (which is equal to 140% of the assumed Initial Index Level) and a Knock-Out Rate of 9.75%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples on the following page have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return if a Knock-Out Event Has Not Occurred (1)	Total Return if a Knock-Out Event Has Occurred (2)
1800.00	80.00%	N/A	9.75%
1700.00	70.00%	N/A	9.75%
1600.00	60.00%	N/A	9.75%
1500.00	50.00%	N/A	9.75%
1410.00	41.00%	N/A	9.75%
1400.00	40.00%	40.00%	9.75%
1300.00	30.00%	30.00%	9.75%
1200.00	20.00%	20.00%	9.75%
1150.00	15.00%	15.00%	9.75%
1100.00	10.00%	10.00%	9.75%
1050.00	5.00%	5.00%	9.75%
1025.00	2.50%	2.50%	9.75%
1010.00	1.00%	1.00%	9.75%
1000.00	0.00%	0.00%	9.75%
950.00	-5.00%	0.00%	9.75%
900.00	-10.00%	0.00%	9.75%
850.00	-15.00%	-5.00%	4.75%
802.50	-19.75%	-9.75%	0.00%
800.00	-20.00%	-10.00%	-0.25%
700.00	-30.00%	-20.00%	-10.25%
600.00	-40.00%	-30.00%	-20.25%
500.00	-50.00%	-40.00%	-30.25%
400.00	-60.00%	-50.00%	-40.25%
300.00	-70.00%	-60.00%	-50.25%
200.00	-80.00%	-70.00%	-60.25%
100.00	-90.00%	-80.00%	-70.25%
0.00	-100.00%	-90.00%	-80.25%

(1) The closing level of the Index is less than or equal to 140% of the Initial Index Level on each trading day during the Monitoring Period.

(2) The closing level of the Index is greater than 140% of the Initial Index Level on at least one trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1000 to an Ending Index Level of 1200 and the closing level of the Index did not exceed the Knock-Out Level of 1400 on any trading day during the Monitoring Period. Because the Ending Index Level of 1200 is greater than the Initial Index Level of 1000 and a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 20\%) = \$1,200$$

Example 2: The level of the Index increases from the Initial Index Level of 1000 to an Ending Index Level of 1200 and the closing level of the Index exceeded the Knock-Out Level of 1400 on at least one trading day during the Monitoring Period. Because the Ending Index Level of 1200 is greater than the Initial Index Level of 1000 and a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,097.50 per $1,000 principal amount note, regardless of the Index Return, calculated as follows:

$$\$1,000 + (\$1,000 \times 9.75\%) = \$1,097.50$$

Example 3: The level of the Index decreases from the Initial Index Level of 1000 to an Ending Index Level of 900 and the closing level of the Index did not exceed the Knock-Out Level of 1400 on any trading day during the Monitoring Period. Although the Index Return is negative, because the Ending Index Level of 900 is less than the Initial Index Level of 1000 by not more than the Buffer Amount of 10% and a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 4: The level of the Index decreases from the Initial Index Level of 1000 to an Ending Index Level of 900 and the closing level of the Index exceeded the Knock-Out Level of 1400 on at least one trading day during the Monitoring Period. Although the Index Return is negative, because the Ending Index Level of 900 is less than the Initial Index Level of 1000 by not more than the Buffer Amount of 10% and a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,097.50 per $1,000 principal amount note, regardless of the Index Return, calculated as follows:

$$\$1,000 + (\$1,000 \times 9.75\%) = \$1,097.50$$

Example 5: The level of the Index increases from the Initial Index Level of 1000 to an Ending Index Level of 1500 and the closing level of the Index did not exceed the Knock-Out Level of 1400 on any trading day during the Monitoring Period prior to the Observation Date. Because the Ending Index Level of 1500 is greater than the Initial Index Level of 1000 and a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,097.50 per $1,000 principal amount note, regardless of the Index Return, calculated as follows:

$$\$1,000 + (\$1,000 \times 9.75\%) = \$1,097.50$$

Example 6: The level of the Index decreases from the Initial Index Level of 1000 to an Ending Index Level of 700 and the closing level of the Index did not exceed the Knock-Out Level of 1400 on any trading day during the Monitoring Period. Because the Index Return is negative, the Ending Index Level of 700 is less than the Initial Index Level of 1000 by more than the Buffer Amount of 10% and a Knock-Out Event has not occurred, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 10\%)] = \$800$$

Example 7: The level of the Index decreases from the Initial Index Level of 1000 to an Ending Index Level of 700 and the closing level of the Index exceeded the Knock-Out Level of 1400 on at least one trading day during the Monitoring Period. Because the Index Return is negative, the Ending Index Level of 700 is less than the Initial Index Level of 1000 by more than the Buffer Amount of 10% and a Knock-Out Event has occurred, the investor receives a payment at maturity of $897.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 10\% + 9.75\%)] = \$897.50$$

Example 8: The level of the Index decreases from the Initial Index Level of 1000 to an Ending Index Level of 0 and the closing level of the Index did not exceed the Knock-Out Level of 1400 on any trading day during the Monitoring Period. Because the Index Return is negative, the Ending Index Level of 0 is less than the Initial Index Level of 1000 by more than the Buffer Amount of 10% and a Knock-Out Event has not occurred, the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 10\%)] = \$100$$

Example 9: The level of the Index decreases from the Initial Index Level of 1000 to an Ending Index Level of 0 and the closing level of the Index exceeded the Knock-Out Level of 1400 on at least one trading day during the Monitoring Period. Because the Index Return is negative, the Ending Index Level of 0 is less than the Initial Index Level of 1000 by more than the Buffer Amount of 10% and a Knock-Out Event has occurred, the investor receives a payment at maturity of $197.50 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10% and the Knock-Out Rate of 9.75%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 10\% + 9.75\%)] = \$197.50$$

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly closing level of the Index from January 2, 2004 through August 28, 2009. The closing level of the Index on August 28, 2009 was 1028.93. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the pricing date, the Observation Date or any other trading day during the Monitoring Period. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.


Historical Performance of the S&P 500® Index
Index Level
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Source: Bloomberg